December 9, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Deanna Virginio
Suzanne Hayes
Nudrat Salik
Sasha Parikh

Re:	BioAtla, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on December 8, 2020
File No. 333-250093

Ladies and Gentlemen,

On behalf of our client, BioAtla, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated December 8, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing an Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Capitalization, page 86

1.    As you have noted elsewhere throughout the filing that certain of your stockholders have elected to convert their Series D preferred stock into shares of Class B common stock, instead of common stock, upon the completion of this offering, please tell us why, on a pro forma basis, you do not reflect the issuance of shares of your Class B common stock.

Response: The Company respectfully advises the Staff that it has revised the capitalization table on page 86 of the Amended Registration Statement to reflect the issuance of shares of our Class B common stock.

Global Co-Development and Collaboration Agreement with BeiGene, Ltd., page 160

2.     We note your disclosure that you are eligible to receive tiered royalties, ranging from the high-single digits to low twenties. Please revise your disclosure to state the number of tiers under your royalty arrangement.

Response: The Company respectfully advises the Staff that it has revised disclosure on page 160 of the Amended Registration Statement.

Amended and Restated Exclusive Rights Agreement with Himalaya Therapeutics SEZC, page 161

3.    We note your disclosure that payments to the Company may include double-digit royalties. Please expand your disclosure to provide a more defined range of royalties that does not exceed ten percentage points.

Response: The Company respectfully advises the Staff that it has revised disclosure on page 161 of the Amended Registration Statement.

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Please contact the undersigned at (202) 261-3440 if you have any questions regarding the foregoing

Sincerely,

/s/ David E. Schulman

David E. Schulman

cc:	Jay M. Short, PhD, BioAtla, Inc.

David S. Rosenthal, Dechert LLP